                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         PREMIER INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK WITHOUT PAR VALUE
                       ----------------------------------
                         (Title of Class of Securities)

                                   740512 30 6
                       ----------------------------------
                                 (CUSIP Number)

                              Deidra D. Gold, Esq.
                       Vice President and General Counsel
                         Premier Industrial Corporation
                               4500 Euclid Avenue
                             Cleveland, Ohio  44103
             -------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)




                                JANUARY 15, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with the statement /X/.






                      Index to Exhibits Appears at Page 24.

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jack N. Mandel
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY



-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER


       SHARES                    44,766
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                   39,978,415
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                  44,768
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                     39,978,415
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,023,181
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*



-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.7%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------



                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph C. Mandel

-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

      SHARES                     84,000
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

     OWNED BY                    40,766,887
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                  84,000
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                     42,397,835
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,481,835
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.7%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------
------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Morton L. Mandel
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    39,000
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                   38,223,148
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

     REPORTING                   39,000
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

       WITH                      40,399,726
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,438,726
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.2%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jack N. Mandel Revocable Trust
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER


       SHARES                    0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

     OWNED BY                    11,114,270
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

     REPORTING                   0
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                     11,114,270
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,114,270
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------



                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph C. Mandel Revocable Trust
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

      SHARES                     0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

     OWNED BY                    8,370,719
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

     REPORTING                   0
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

       WITH                      8,370,719
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,370,719
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.2%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Morton L. Mandel Revocable Trust
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
----------------------------------------------------------------------------- --
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

     OWNED BY                    11,599,754
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

     REPORTING                   0
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                     11,599,754
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,599,754
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Florence Mandel Revocable Trust
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                   3,998,495
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

     REPORTING                   0
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                     3,998,495
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,998,495
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barbara A. Mandel Revocable Trust
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

     OWNED BY                    64,642
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

     REPORTING                   0
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

         WITH                    64,642
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     64,642
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .08%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Jack N. and Lilyan Mandel Foundation, an Ohio nonprofit corporation
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    o
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                   4,880,479
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                  0
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                     4,880,479
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,880,479
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------



                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Joseph and Florence Mandel Foundation, an Ohio nonprofit corporation
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                   1,856,420
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                  0
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                     1,856,420
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,856,420
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    740512 30 6              13-D
         --------------------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Morton and Barbara Mandel Family Foundation, an Ohio nonprofit corporation
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /x/
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    0
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                   2,422,541
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                  0
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                     2,422,541
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,422,541
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        /x/
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     The securities to which this statement relates are the shares of Common Stock, without par value (the "Shares"), of Premier Industrial Corporation, an Ohio corporation (the "Company"). The Company's principal executive offices are located at 4500 Euclid Avenue, Cleveland, Ohio 44103.

ITEM 2.  IDENTITY AND BACKGROUND.

     Jack N. Mandel is the Chairman of the Finance Committee and a Director of the Company. Jack N. Mandel is a United States citizen whose business address is the principal executive offices of the Company identified in Item 1. Jack N. Mandel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding involving federal or state securities laws during the last five years.

     Joseph C. Mandel is the Chairman of the Executive Committee and a Director of the Company. Joseph C. Mandel is a United States citizen whose business address is the principal executive offices of the Company identified in Item 1. Joseph C. Mandel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding involving federal or state securities laws during the last five years.

     Morton L. Mandel is the Chairman and Chief Executive Officer and a Director of the Company. Morton L. Mandel is a United States citizen whose business address is the principal executive offices of the Company identified in Item 1. Morton L. Mandel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding involving federal or state securities laws during the last five years.

     The Jack N. Mandel Revocable Trust is a trust formed under the laws of Ohio for the benefit of Jack N. Mandel, of which Joseph C. Mandel and Morton L. Mandel are co-trustees and in which Jack N. Mandel retains a reversionary interest (the "Jack Revocable Trust").

     The Joseph C. Mandel Revocable Trust is a trust formed under the laws of Ohio for the benefit of Joseph C. Mandel, of which Jack N. Mandel and Morton L. Mandel are co-trustees and in which Joseph C. Mandel retains a reversionary interest (the "Joseph Revocable Trust").

     The Morton L. Mandel Revocable Trust is a trust formed under the laws of Ohio for the benefit of Morton L. Mandel, of which Jack N. Mandel and Joseph C. Mandel are co-trustees and in which Morton L. Mandel retains a reversionary interest (the "Morton Revocable Trust").

     The Florence Mandel Revocable Trust is a trust formed under the laws of Ohio for the benefit of Florence Mandel, of which Joseph C. Mandel is trustee and in which Florence Mandel retains a reversionary interest (the "Florence Revocable Trust").

     The Barbara A. Mandel Revocable Trust is a trust formed under the laws of Ohio for the benefit of Barbara A. Mandel, of which Morton L. Mandel is trustee and in which Barbara A. Mandel retains a reversionary interest (the "Barbara Revocable Trust", and, collectively with the Jack Revocable Trust, the Joseph Revocable Trust, the Morton Revocable Trust and the Florence Revocable Trust, the "Revocable Trusts"). The business address of each of the Revocable Trusts is c/o Parkwood Corporation, P.O. Box 6609, 4500 Euclid Avenue, Cleveland, Ohio 44101.

     The Jack N. and Lilyan Mandel Foundation, The Joseph and Florence Mandel Foundation and the Morton and Barbara Mandel Family Foundation are Ohio nonprofit corporations organized for charitable purposes (collectively, the "Mandel Private Foundations"). The business address of each of the Mandel Private Foundations is c/o Parkwood Corporation, P.O. Box 6609, 4500 Euclid Avenue, Cleveland, Ohio 44101. Jack N. Mandel is a trustee and President of the Jack and Lilyan Mandel Foundation. Joseph C. Mandel is a trustee and President of the Joseph and Florence Mandel Foundation. Morton L. Mandel is a trustee and President of the Morton and Barbara Mandel Family Foundation.

     Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted), and the citizenship of each of the other trustees of the Mandel Private Foundations.

     Neither the Mandel Private Foundations, nor, to the knowledge of Jack N. Mandel, Joseph C. Mandel and Morton L. Mandel, any of the persons identified in
Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 15, 1996, (a) the Jack Revocable Trust donated 4,000,000 Shares to The Jack N. and Lilyan Mandel Foundation, (b) the Joseph Revocable Trust donated 1,500,000 Shares to the Joseph and Florence Mandel Foundation, and (c) the Morton Revocable Trust donated 2,000,000 Shares to the Morton and Barbara Mandel Family Foundation.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transfers identified in Item 3 was to make charitable donations.

     On January 23, 1996, the Company, Farnell Electronics PLC ("Farnell") and a wholly owned subsidiary of Farnell ("Merger Subsidiary") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, on the terms and subject to the condition set forth therein, the Company will be merged with and into Merger Subsidiary (the "Merger"). The Merger is subject to a number of conditions, including adoption of the Merger Agreement by the shareholders of the Company.

     As a condition to its willingness to enter into the Merger Agreement, Farnell required that, simultaneously with the execution thereof, each of Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, each of the Revocable Trusts and each of the Mandel Private Foundations (collectively, the "Voting Agreement Signatories") enter into an agreement with Farnell (the "Voting Agreement") pursuant to which, among other things, each of the Voting Agreement Signatories has agreed to vote the Shares identified therein as owned respectively by such Voting Agreement Signatory in favor of the adoption of the Merger Agreement at the meeting of the Company's shareholders to be called to vote thereon and has agreed to certain restrictions on the transfer of Shares owned respectively by such Voting Agreement Signatory.

     As a condition to its willingness to enter into the Merger Agreement, Farnell required that, simultaneously with the execution thereof, each of Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel and each of the Revocable Trusts (collectively, the "Shareholders Agreement Signatories") enter into an agreement with Farnell (the "Shareholders Agreement") pursuant to which, among other things, the Shareholders Agreement Signatories have agreed, with effect from and after the effective time of the Merger, to certain restrictions with respect to the voting, acquisition and disposition of the securities of Farnell to be received by them pursuant to the Merger.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Voting Agreement, and the Shareholders Agreement, copies of which are filed as Exhibits 10.1, 10.2 and 10.3 hereto and incorporated herein by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     1. Jack N. Mandel may be deemed the beneficial owner of 40,023,181 Shares, representing approximately 48.7% of the Shares issued and outstanding at January 15, 1996, with respect to 44,766 Shares of which Mr. Mandel has sole voting and dispositive power and 39,978,415 Shares of which Mr. Mandel has shared voting and dispositive power. The Shares as to which Mr. Mandel has shared voting and dispositive power are as follows: (a) 11,114,270 Shares held in the Jack Revocable Trust in which Mr. Mandel retains a reversionary interest; (b) 4,880,479 Shares held as co-trustee and President of The Jack N. and Lilyan Mandel Foundation; (c) 185,964 Shares held as co-trustee with Morton L. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren;
(d) 3,591 Shares held as co-trustee with Joseph C. Mandel of trusts established by Morton L. Mandel for the benefit of his grandchildren; (e) 298 Shares credited to his account under the Company's PAYSOP; (f) 1,465,584 Shares held by the Mandel Associated Foundations, a charitable entity of which each of Messrs. Jack N. Mandel, Joseph C. Mandel and Morton L. Mandel is a co-trustee (the "MAF") -- Jack N. and Lilyan Mandel Fund; (g) 1,208,907 Shares held by the MAF -- Joseph C. and Florence Mandel Fund; and (h) 1,148,849 Shares held by the MAF -- Morton L. and Barbara Mandel Fund; (i) 8,370,719 Shares held as co-trustee of the Joseph Revocable Trust; and (j) 11,599,754 Shares held as co-trustee of the Morton Revocable Trust. The right to dividends in each case rests with the beneficiaries of the related trusts. As a result of the Voting Agreement, Mr. Mandel may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission Mr. Mandel is the beneficial owner of any Shares other than the 40,023,181 Shares described above.

     2. Joseph C. Mandel may be deemed the beneficial owner of 42,481,835 Shares, representing approximately 51.7% of the Shares issued and outstanding at January 15, 1996, with respect to 84,000 Shares of which Mr. Mandel has sole voting and dispositive power, 40,766,887 Shares of which Mr. Mandel has shared voting power and 42,397,835 Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: (a) 8,370,719 Shares held in the Joseph Revocable Trust in which Mr. Mandel retains a reversionary interest; (b) 1,630,948 Shares held in trusts for members of his family of which he is trustee or trust advisor and has shared dispositive power; (c) 1,856,420 Shares held as co-trustee and President of The Joseph and Florence Mandel Foundation; (d) 3,998,495 Shares held as trustee of the Florence Revocable Trust; (e) 3,591 Shares held as co-trustee with Jack N. Mandel of a trust established by Morton L. Mandel for the benefit of his grandchildren; (f) 298 Shares credited to his account under the Company's PAYSOP; (g) 1,208,907 Shares held by the MAF -- Joseph and Florence Mandel Fund; (h) 1,465,584 Shares held by the MAF -- Jack N. and Lilyan Mandel Fund; (i) 1,148,849 Shares held by the MAF -- Morton L. and Barbara Mandel Fund;
(j) 11,114,270 Shares held as co-trustee of the Jack Revocable Trust; and (k) 11,599,754 Shares held as co-trustee of the Morton Revocable Trust. The right to dividends in each case rests with the beneficiaries of the related trusts.
As a result of the Voting Agreement, Mr. Mandel may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission Mr. Mandel is the beneficial owner of any Shares other than the 42,481,835 Shares described above.

     3. Morton L. Mandel may be deemed the beneficial owner of 40,438,726 Shares, representing approximately 49.2% of the Shares issued and outstanding at January 15, 1996, with respect to 39,000 Shares of which Mr. Mandel has sole voting and dispositive power, 38,223,148 Shares of which Mr. Mandel has shared voting power and 40,399,726 Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: (a) 11,599,754 Shares held in the Morton Revocable Trust in which Mr. Mandel retains a reversionary interest;

(b) 2,422,541 Shares held as co-trustee and President of the Morton and Barbara Mandel Family Foundation; (c) 64,642 Shares held as trustee of the Barbara Revocable Trust; (d) 2,176,578 Shares held in irrevocable trusts for certain members of his family of which his wife is trustee or trust advisor and has shared dispositive power; (e) 185,964 Shares held as co-trustee with Jack N. Mandel of a trust established by Joseph C. Mandel for the benefit of his grandchildren; (f) 641,620 Shares owned by the Company's pension and profit sharing trusts as to which Mr. Mandel serves as one of the members of the advisory committee; (g) 298 Shares credited to his account under the Company's PAYSOP; (h) 1,148,849 Shares held by the MAF -- Morton L. and Barbara Mandel Fund; (i) 1,208,907 Shares held by the MAF -- Joseph and Florence Mandel Fund;
(j) 1,465,584 Shares held by the MAF -- Jack N. and Lilyan Mandel Fund; (k) 11,114,270 Shares held as co-trustee of the Jack Revocable Trust; and (l) 8,370,719 Shares held as co-trustee of the Joseph Revocable Trust. The right to dividends in each case rests with the beneficiaries of the related trusts. As a result of the Voting Agreement, Mr. Mandel may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission Mr. Mandel is the beneficial owner of any Shares other than the 40,438,726 Shares described above.

     4. The Jack Revocable Trust may be deemed the beneficial owner of 11,114,270 Shares, representing approximately 13.5% of the Shares issued and outstanding at January 15, 1996, with respect to none of which Shares the Jack Revocable Trust has sole voting and dispositive power and with respect to all of which the Jack Revocable Trust has shared voting and dispositive power with Joseph C. Mandel and Morton L. Mandel, the co-trustees of the Jack Revocable Trust and with Jack N. Mandel who retains a reversionary interest in the trust. As a result of the Voting Agreement, the Jack Revocable Trust may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission that the Jack Revocable Trust is the beneficial owner of any Shares other than the 11,114,270 Shares described above.

     5. The Joseph Revocable Trust may be deemed the beneficial owner of 8,370,719 Shares, representing approximately 10.2% of the Shares issued and outstanding at January 15, 1996, with respect to none of which Shares the Joseph Revocable Trust has sole voting and dispositive power and with respect to all of which the Joseph Revocable Trust has shared voting and dispositive power with Jack N. Mandel and Morton L. Mandel, the co-trustees of the Joseph Revocable Trust and with Joseph C. Mandel who retains a reversionary interest in the trust. As a result of the Voting Agreement, the Joseph Revocable Trust may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission that the Joseph Revocable Trust is the beneficial owner of any Shares other than the 8,370,719 Shares described above.

     6. The Morton Revocable Trust may be deemed the beneficial owner of 11,599,754 Shares, representing approximately 14.1% of the Shares issued and outstanding at January 15, 1996, with respect to none of which Shares the Morton Revocable Trust has sole voting and dispositive power and with respect to all of which the Morton Revocable Trust has shared voting and dispositive power with Jack N. Mandel and Joseph C. Mandel, the co-trustees of the Morton Revocable Trust and with Morton C. Mandel who retains a reversionary interest in the trust. As a result of the Voting Agreement, the Morton Revocable Trust may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission that the Morton Revocable Trust is the beneficial owner of any Shares other than the 11,599,754 Shares described above.

     7. The Florence Revocable Trust may be deemed the beneficial owner of 3,998,495 Shares, representing approximately 4.9% of the Shares issued and outstanding at January 15, 1996, with respect to none of which Shares the Florence Revocable Trust has sole voting and dispositive power and with respect to all of which the Florence Revocable Trust has shared voting and dispositive power with Jack N. Mandel, the trustee of the Florence Revocable Trust and with Florence C. Mandel who retains a reversionary interest in the trust. As a result of the Voting Agreement, the Florence Revocable Trust may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission that the Florence Revocable Trust is the beneficial owner of any Shares other than the 3,998,495 Shares described above.

     8. The Barbara Revocable Trust may be deemed the beneficial owner of 64,642 Shares, representing approximately .08% of the Shares issued and outstanding at January 15, 1996, with respect to none of which Shares the Barbara Revocable Trust has sole voting and dispositive power and with respect to all of which the Barbara Revocable Trust has shared voting and dispositive power with Morton L. Mandel, the trustee of the Barbara Revocable Trust and with Barbara A. Mandel who retains a reversionary interest in the trust. As a result of the Voting Agreement, the Barbara Revocable Trust may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission that the Barbara Revocable Trust is the beneficial owner of any Shares other than the 64,642 Shares described above.

     9. The Jack N. and Lilyan Mandel Foundation may be deemed the beneficial owner of 4,880,479 Shares, representing approximately 5.9% of the Shares issued and outstanding at January 15, 1996, with respect to none of which Shares The Jack N. and Lilyan Mandel Foundation has sole voting and dispositive power and with respect to all of which the Jack N. and Lilyan Mandel Foundation has shared voting and dispositive power with the trustees of The Jack N. and Lilyan Mandel Foundation. As a result of the Voting Agreement, The Jack N. and Lilyan Mandel Foundation may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the

44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission that The Jack N. and Lilyan Mandel Foundation is the beneficial owner of any Shares other than the 4,880,479 Shares described above.

     10. The Joseph and Florence Mandel Foundation may be deemed the beneficial owner of 1,856,420 Shares, representing approximately 2.3% of the Shares issued and outstanding at January 15, 1996, with respect to none of which Shares The Joseph and Florence Mandel Foundation has sole voting and dispositive power and with respect to all of which The Joseph and Florence Mandel Foundation has shared voting and dispositive power with the trustees of The Joseph and Florence Mandel Foundation. As a result of the Voting Agreement, The Joseph and Florence Mandel Foundation may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission that The Joseph and Florence Mandel Foundation is the beneficial owner of any Shares other than the 1,856,420 Shares described above.

     11. The Morton and Barbara Mandel Family Foundation may be deemed the beneficial owner of 2,422,541 Shares, representing approximately 2.9% of the Shares issued and outstanding at January 15, 1996, with respect to none of which Shares the Morton and Barbara Mandel Family Foundation has sole voting and dispositive power and with respect to all of which the Morton and Barbara Mandel Family Foundation has shared voting and dispositive power with the trustees of the Morton and Barbara Mandel Family Foundation. As a result of the Voting Agreement, the Morton and Barbara Mandel Family Foundation may be deemed to be part of a group with the other Voting Agreement Signatories and Farnell with respect to the 44,475,086 Shares which are subject thereto; however, the filing of this Statement shall not be construed as an admission that the Morton and Barbara Mandel Family Foundation is the beneficial owner of any Shares other than the 2,422,541 Shares described above.

     On December 29, 1995, five Shares were allocated to the accounts of each of Jack N. Mandel, Joseph C. Mandel and Morton L. Mandel in the Company's PAYSOP and five Shares were allocated to the account of Philip S. Sims in the Company's PAYSOP, and .815 Shares were allocated to the account of Kenneth J. Kristoff, each of whom is listed on Schedule I. On December 27, 1995, (a) the Jack Revocable Trust donated 175,000 Shares to the MAF -- Jack N. and Lilyan Mandel Fund, (b) the Joseph Revocable Trust donated 311,000 Shares to the MAF --
Joseph C. and Florence Mandel Fund, and (c) the Morton Revocable Trust donated 302,000 Shares to the MAF -- Morton L. and Barbara Mandel Fund. Except as disclosed in this Statement, none of the persons identified in Item 2 nor, to the knowledge of any of Jack N. Mandel, Joseph C. Mandel and Morton L. Mandel, any of the persons identified on Schedule I hereto have effected transactions in Shares during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 4 and 5 are incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10.1 --     Agreement and Plan of Merger, dated as of January 23,
                         1996, by and among the Company, Farnell and Merger
                         Subsidiary.

     Exhibit 10.2 --     Voting Agreement, dated as of January 23, 1996, by and
                         among Farnell, Jack N. Mandel, Joseph C. Mandel, Morton
                         L. Mandel, the Mandel Revocable Trusts and the Mandel
                         Family Foundations.

     Exhibit 10.3 --     Shareholders Agreement, dated as of January 23, 1996,
                         by and among Farnell, Jack N. Mandel, Joseph C. Mandel,
                         Morton L. Mandel and the Mandel Revocable Trusts.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  January 24, 1996            /s/ Jack N. Mandel
                                   ---------------------------------------------
                                   Name:     Jack N. Mandel




                                   /s/ Joseph C. Mandel
                                   ---------------------------------------------
                                   Name:     Joseph C. Mandel




                                   /s/ Morton L. Mandel
                                   ---------------------------------------------
                                   Name:     Morton L. Mandel




                                   Jack N. Mandel Revocable Trust




                                   By: /s/ Joseph C. Mandel
                                   ---------------------------------------------
                                   Name:     Joseph C. Mandel
                                   Title:    Trustee




                                   By: /s/ Morton L. Mandel
                                   ---------------------------------------------
                                   Name:     Morton L. Mandel
                                   Title:    Trustee

                                   Joseph C. Mandel Revocable Trust



                                   By: /s/ Jack N. Mandel
                                   ---------------------------------------------
                                   Name:     Jack N. Mandel
                                   Title:    Trustee




                                   By: /s/ Morton L. Mandel
                                   ---------------------------------------------
                                   Name:     Morton L. Mandel
                                   Title:    Trustee



                                   Morton L. Mandel Revocable Trust



                                   By: /s/ Jack N. Mandel
                                   ---------------------------------------------
                                   Name:     Jack N. Mandel
                                   Title:    Trustee



                                   By: /s/ Joseph C. Mandel
                                   ---------------------------------------------
                                   Name:     Joseph C. Mandel
                                   Title:    Trustee



                                   Florence Mandel Revocable Trust



                                   By: /s/ Joseph C. Mandel
                                   ---------------------------------------------
                                   Name:     Joseph C. Mandel
                                   Title:    Trustee

                                   Barbara A. Mandel Revocable Trust



                                   By: /s/ Morton L. Mandel
                                   ---------------------------------------------
                                   Name:     Morton L. Mandel
                                   Title:    Trustee



                                   The Jack N. and Lilyan Mandel Foundation



                                   By: /s/ Jack N. Mandel
                                   ---------------------------------------------
                                   Name:     Jack N. Mandel
                                   Title:    President



                                   The Joseph and Florence Mandel Foundation



                                   By: /s/ Joseph C. Mandel

                                   ---------------------------------------------
                                   Name:     Joseph C. Mandel
                                   Title:    President



                                   Morton and Barbara Mandel Family Foundation



                                   By: /s/ Morton L. Mandel
                                   ---------------------------------------------
                                   Name:     Morton L. Mandel
                                   Title:    President

                                                                      SCHEDULE I


                           Information with Respect to
                 Other Trustees of the Mandel Family Foundations
                 -----------------------------------------------


     Each of the individuals listed below is a United States citizen. The business address of each such individual (if other than that of the Company), if any, in which the principal occupation or employment of each such individual is conducted is set forth opposite such individual's name below.



                                         Principal               Business Address (if
  Name of                                Occupation              not the Company's
Foundation         Name of Trustee       or Employment               Address)
----------         ---------------       -------------               --------
The Jack N. and    Philip S. Sims        Vice Chairman of
Lilyan Mandel                            the Board of the
Foundation                               Company

                   Stuart D. Neidus      Executive Vice
                                         President of the
                                         Company

                   Kenneth J. Kristoff   Assistant Vice
                                         President of the
                                         Company

The Joseph and     Michele Beyer         N/A                     N/A
Florence Mandel
Foundation

                   Penni Weinberg        N/A                     N/A

                   Henry Zucker          Employee of the         1750 Euclid Avenue
                                         MAF                     Cleveland, OH 44115

Morton and         Barbara Mandel        N/A                     N/A
Barbara Mandel
Family Foundation

                   Kenneth J. Kristoff   Assistant Vice
                                         President of the
                                         Company

                                  EXHIBIT INDEX
                                  -------------




Exhibit Number                Document Description
--------------                --------------------

Exhibit 10.1                  Agreement and Plan of Merger,
                              dated as of January 23, 1996, by
                              and among the Company,
                              Farnell and Merger Subsidiary.



Exhibit 10.2 Voting Agreement, dated as of January 23, 1996, by and among Farnell, Jack N. Mandel, Joseph C. Mandel, Morton L.
                              Mandel, the Mandel Revocable
                              Trusts and the Mandel Family
                              Foundations.

Exhibit 10.3 Shareholders Agreement, dated as of January 23, 1996, by and among Farnell, Jack N. Mandel, Joseph C. Mandel, Morton L.
                              Mandel and the Mandel
                              Revocable Trusts.